FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Additional Investment in Brazilian Agricultural Production and

Grain Distribution Business, Multigrain AG

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 13, 2011

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant's name into English)

2-1, Ohtemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITSUI & CO., LTD.
Date: January 13, 2011
	By:	/S/ JUNICHI MATSUMOTO
	Name:	Junichi Matsumoto
	Title:	Executive Vice President Chief Financial Officer

January 13, 2011

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Additional Investment in Brazilian Agricultural Production and Grain Distribution

Business, Multigrain AG

Mitsui & Co., Ltd. (“Mitsui”, head office: Tokyo, President and CEO: Masami Iijima) has agreed to acquire 44.2% (voting rights: 45.1%) of the outstanding shares of Multigrain AG (“MAG”, head office: Switzerland) owned by CHS Inc. (“CHS”, head office: USA, listed on NASDAQ) through its subsidiary CHSIH SA (“CHSIH”, head office: Switzerland). MAG engages in the agricultural production business and the grain distribution business (origination, processing, logistics, export and marketing) in Brazil. With this acquisition, Mitsui’s shareholdings in MAG will increase from 44.2% (voting rights: 45.1%) to 88.4% (voting rights: 90.1%), making MAG Mitsui’s consolidated subsidiary. Mitsui’s additional investment is US$225 million, with total investment of US$459 million.

Mitsui will strive to strengthen agricultural production and grain distribution business in Brazil, which has high potentiality of food supply, and to secure a stable supply of grain from Brazil mainly to Asian market, through MAG as a major subsidiary in Mitsui’s grain business.

The global demand for grain is expected to increase as world population grows and as the economy in the emerging countries continues to improve. Mitsui will strive to strengthen its grain business as one of its core business areas, aiming to respond to the global demand for food and ensure food safety and security.

1. Change in Mitsui’s Shareholdings in MAG

	Shares	Holding ratio	Voting rights ratio	Total amount paid by Mitsui
Before the additional investment	6,431,573	44.2%	45.1%
Additional investment	6,431,573	44.2%	45.1%	US$	225 million
After the additional investment	12,863,146	88.4%	90.1%

2. Date of Acquisition of Shares

This transaction will be completed upon approval from the Japanese, Brazilian and other authorities

3. Outline of MAG

Corporate name	Multigrain AG

Head office location	Switzerland

Representative	Nobuhiko Tomishima (Chairman of the board)

Business	Own the 100% subsidiary Multigrain S.A. as its operating company in Brazil, engaged in the origination, processing, export and marketing of soybeans, corn and cotton, and import of wheat in Brazil. Through its 100% subsidiary Xingu AG, also owns Agricola Xingu S.A., which is involved in growing soybeans, corn and cotton, and in cotton ginning (producing ginned cotton from raw cotton), etc. in Brazil.

Amount of capital	145,485,000 Swiss Franc (as of March 31, 2010)

Established	2006

Major shareholders (Before the additional investment)	CHSIH 44.2%, Mitsui 44.2%

Relationship with Mitsui (Before the additional investment)	Capital:	Mitsui’s shares of ownership in MAG are 6,431,573 shares (holding ratio: 44.2%)
	Personnel:	3 Directors (total members are 7) and 4 seconded employees as of date
	Business :	Trading of grains such as soybeans

MAG’s Consolidated Operating Results and Financial Condition (IFRS):

(Thousands of US$)

Fiscal year	Year ended December
	2007	2008	2009
Shareholders’ equity	269,763	495,109	548,921
Total assets	830,597	1,060,422	1,285,195
Sales	514,541	985,407	1,254,279
Gross profit	17,351	14,057	22,815
Net Income	10,700	1,881	-11,619

4. Outline of CHS and CHSIH

Corporate name	CHS Inc.

Head office location	Minnesota, USA

Representative	Carl Casale, CEO

Business	A major grains and foods and energy company listed on NASDAQ. Operations include grain origination and export, and oil refining and sales.

Established	1936

Shareholders’ equity	US$ 3,335,664,000 (as of the end of August 2010)

Total assets	US$ 8,666,128,000 (as of the end of August 2010)

Corporate name	CHSIH SA

Head office location	Switzerland

Representative	Claudio Scarrozza, President

Business	Investments in overseas J/V

Established	2006

5. Forecast

As a result of this additional investment, the forecast of Mitsui’s consolidated financial results of the fiscal year ending March 2011 will not be changed. This transaction is expected to have only a negligible impact on Mitsui’s consolidated financial results of fiscal year ending March 2011.

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7618

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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